(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 COMMISSION FILE NUMBER 0-9023 NOTIFICATION OF LATE FILING FORM 10-Q FOR THE FISCAL PERIOD ENDED MARCH 31, 2005

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

Comdial Corporation

Full Name of Registrant:

106 Cattlemen Road

Address of Principal Executive Office (Street and Number):

Sarasota, Florida 34232

City, State and Zip Code:

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report of Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Registrant continues to work actively to finalize the Company’s March 31, 2005 Form 10-Q. In the interest of full and accurate disclosure to the Commission and to current shareholders and to avoid incurring unreasonable effort or expense, the Registrant requires additional time to prepare its Form 10-Q filing.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Kenneth M. Clinebell

(941) 554-5000

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

(3)	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Comdial Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2005	By:	/s/ Kenneth M. Clinebell
Kenneth M. Clinebell Chief Operating Officer, Chief Financial Officer and Senior Vice President